December 22, 2008

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Attn:	Kevin L. Vaughn, Accounting Branch Chief

Eric Atallah, Staff Accountant

Geoffrey Kruczek, Staff Attorney

Tim Buchmiller, Staff Attorney

Martin James, Senior Assistant Chief Accountant

Re:	PMC-Sierra, Inc.
Form 10-K for the fiscal year ended December 30, 2007
Form 10-Q for the quarterly period ended June 29, 2008
File No. 0-19084

Ladies and Gentlemen:

PMC-Sierra, Inc. (the “Company”) submits this letter to you in response to your letter of December 11, 2008, which letter sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings. This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission

December 22, 2008

Form 10-K for the fiscal year ended December 30, 2007

Item 11.	Executive Compensation, page 98

1.	We note your response to prior comment 10. Please expand your justification for why you believe disclosing the historical performance goals applicable to your short-term incentive program will result in competitive harm to you. For example, please:

•

Clarify how disclosing performance target levels for a past year would “essentially be informing [your] competitors of [your] expectations . . . for the current fiscal year, for [your] business, financial and operational strategies,” including the areas noted in the last sentence of the second paragraph on page 10 of your response letter. For instance, explain why would a past year’s performance targets necessarily be predictive of your strategic plans for future years, given that your compensation committee could assign different weights to these goals or different goals altogether;

•

Tell us how competitors would be able to extrapolate or forecast your business model to future periods from disclosure of performance targets for a past year. For example, how would a competitor’s comparison of these business goals as reflected in the performance targets enable it to draw a specific conclusion with respect to your strategic activities in future years? Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy?;

•

Discuss how historical design wins and new or strategic account penetration would permit competitors to learn your strategic direction, thereby enabling competitors to thwart your goals. It is unclear how you reached this conclusion, given that the predictive value would appear subject to significant assumptions by your competition as to your strategic direction; and

•	Describe in more detail how disclosing the financial targets of the company for the past year would result in competitive harm to you.

The Company respectfully advises the Staff that, as discussed in the Company’s Definitive Proxy Statement filed on Schedule 14A with the Commission on March 12, 2008 (the “Proxy Statement”) and in the Company’s response to prior comment 10, the individual performance objectives that factor into the short-term incentive program (“STIP”) payment to the Company’s named executive officers relate to the individual’s area of responsibility, and depending on the individual, may relate to the financial performance of the Company, product launch or tape-out timelines, revenue or other financial targets of the individual’s business or functional unit, new product design win targets, new or strategic account penetration, or supplier terms. Given the life-cycle of the Company’s products and the Company’s and the fabless semiconductor industry’s business models, disclosure of such performance target objectives, even on a historical basis, would give the Company’s competitors visibility into the Company’s plans and priorities, including its designated plans for growth, profitability, investment or increased operational focus, areas of product research or development, timing of product tape-out of launch, allocation of resources, and changes in direction. Disclosure of financially related objectives may also lead to extrapolation that may also be ultimately misleading to investors.

Securities and Exchange Commission

December 22, 2008

The Company derives revenues primarily from the sale of its products. It takes about 18 to 36 months from the time a new product design is won to when that design moves to production, ships and becomes recognizable revenue from sales to end customers. That time period lengthens when considering the time consumed in identifying and planning for new technology, market or customer penetration. At any given time, the Company may be in various stages of this life-cycle for a number of products. Thus, information regarding the objectives related to the Company’s new market product launch or production objective timelines, design win targets, strategic account penetration, and other financial targets, even if given for a past year, can still provide valuable but unfair competitive information to the Company’s competitors about the Company’s expectations for its business, financial and operational strategies, because the information may be given as to products that have not reached the shipping stage at the time of the disclosure, and thus not public knowledge. For example, in a given year, the Company may determine to make entering a new technology a performance goal although there is no customer and no developed technology. Such “stretch” goals serve to motivate executives to vet whether the technology is viable for the Company. Similarly, the Company may determine to make certain wafer pricing performance goals for its executives with responsibility for operations. Disclosure of wafer pricing would be competitively harmful to the Company as a critical component of cost of goods sold and also harmful to the wafer foundry which supplies wafers to other fabless semiconductors, including the Company’s competitors. Whether or not performance goals such as those described are achieved, the disclosure of these goals in a subsequent year will provide the Company’s competitors with valuable information regarding the Company’s strategic direction. Competitors would then be able to utilize this information and target the Company’s customers, design similar products, or alter the timing of the launch or tape-out of their own similar products. Thus, disclosure of the objectives, regardless of the weight of the objective in determining the individual’s payout, would clearly be harmful to the Company, its future operations, and its stockholders.

Moreover, the disclosure of financial targets that form a part of an executive’s performance goals would be unnecessary and misleading to investors. The Company provides quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected performance. The financial targets in an executive’s performance goals are generally “stretch” goals, and therefore are unlikely to provide a realistic expectation of the Company’s financial performance. The disclosure of such targets would cause confusion in the investment community, especially as more realistic targets are already provided by the Company in its quarterly guidance, and may provide stockholders and potential investors with misleading information regarding the Company’s expectations of its financial performance. This would clearly be harmful to the Company and its stockholders.

Securities and Exchange Commission

December 22, 2008

Accordingly, for all of the reasons outlined above and in the Company’s response to prior comment 10, the Company strongly reaffirms its belief that disclosure of its performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

Form 10-Q for the quarterly period ended June 29, 2008

Note 3. Fair Value Measurements, page 10

Note 6. Investment securities, page 18

2.	We note your response to prior comments 7 and 12. Explain to us why you believe your presentation of the Reserve Funds as cash equivalents and short-term investments is appropriate at September 28, 2008, given the redemption restrictions. Specifically address why you believe a portion of these funds meet the criteria for classification as a cash equivalent as specified by paragraph 8 of SFAS 95.

The Company believes the classification of a portion of its money market fund investment in the Reserve Funds as cash equivalents and short-term investments is appropriate at September 28, 2008, having considered the criteria outlined in paragraph 8 of SFAS 95. This section is excerpted below for ease of reference.

For purposes of this Statement, cash equivalents are short-term, highly liquid investments that are both:

a. Readily convertible to known amounts of cash

b. So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Generally, only investments with original maturities of three months or less qualify under that definition.

These criteria are discussed below in the context of the Reserve Funds continuing to be suspended from trading and in a process of orderly liquidation, as they were at September 28, 2008.

Securities and Exchange Commission

December 22, 2008

Prior to the Company’s press release and its 10-Q filing for its fiscal quarter ended September 28, 2008, the Company’s entire investment in the Reserve Funds was classified as cash equivalents. The Company re-evaluated this classification at the time of preparation of its press release and 10-Q, including available information regarding the Reserve Funds pursuing a process of orderly liquidation, and available information about the underlying securities of the Reserve Funds.

The Company applied guidance in SEC Press Release 2008-234 and FSP FAS 157-3 in determining the classification of its investments in the Reserve Funds. Although this guidance is focused on aspects of fair value measurement in an inactive market, the Company believes the concept of considering such information about the underlying securities naturally extends to assisting with determinations of classification related to them, as discussed herein.

The Company concluded that the underlying investments, except for debt instruments issued by Lehman Brothers Holdings Inc., were expected to be held to maturity and therefore were expected to be converted into known amounts of cash (i.e., their respective face values). Focusing on the underlying securities, the Company also then reclassified the value of underlying securities having original maturities longer than three months, out of cash equivalents and into short-term and long-term investments accordingly. This was done based on the perspective of the underlying securities, instead of from the perspective of the Company’s holdings of the shares of the Reserve Funds, as they were prior to their suspension from trading. The reclassification out of cash equivalents represented approximately 46% of the value of the Company’s shares in the Reserve Funds previously reflected as cash equivalents.

The portion which remained classified as cash equivalents is considered appropriate since the underlying securities are convertible to known amounts of cash, since they are being allowed to mature in an orderly liquidation process, and since the underlying securities classified as such had original maturities of three months or less. Similarly, the portion classified as short-term investments is considered appropriate since the underlying securities are convertible to known amounts of cash, since they are being allowed to mature in an orderly liquidation process and since the underlying securities had original maturities of greater than three months and less than or equal to one year. Also, the Reserve Funds provide daily updated information evidencing the conversion of the underlying securities into cash in an orderly manner.

At September 28, 2008, the Company had Reserve Funds with a value of approximately $148 million that remained classified as cash equivalents, and Reserve Funds of approximately $104 million classified as short-term investments. Since September 28, 2008, the Company has received approximately $51 million of cash distributions from these Funds. The Company has received indications from the Reserve that, subject to authorization by the British Virgin Islands, their Reserve International Liquidity Fund will distribute approximately $1.6 billion in cash and

Securities and Exchange Commission

December 22, 2008

that they had expected to make this initial distribution before the end of the 2008 calendar year. The Company has calculated that its share of this distribution would be approximately $120 million. If this amount is received before this year end, it would bring the total amount received well in excess of what the Company had included as cash equivalents and short-term investments at September 28, 2008. If this distribution does not occur as expected, the Company will take this into account, along with other information as it becomes available, and reconsider the classification of these amounts, and whether they are judged to continue to meet the criteria of paragraph 8 of SFAS 95, for purposes of the Company’s classification in its Form 10-K consolidated financial statements. The Company will also continue to provide disclosure of these matters related to the Reserve Funds, as well as the basis for and value of Reserve Funds classified as cash equivalents and short-term investments.

3.	As a related matter we note that your investments in the Reserve Funds are considered level 3 assets. In future periods where your level 3 assets are material, please revise future filings to describe the inputs used and the information used to develop those inputs. Revise your Management’s Discussion and Analysis in future filings to discuss how changes to your inputs impacted or could impact your results of operations, liquidity and capital resources.

The Company respectfully advises the Staff that in future periods where its level 3 assets are material, it will revise future filings to describe the inputs used and the information used to develop those inputs. The Company further advises the Staff that it will revise its Management’s Discussion and Analysis in future filings to discuss how changes to the Company’s inputs impacted or could impact its results of operations, liquidity and capital resources.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity & Capital Resources, page 38

4.	We note from your revised disclosures in response to comment 12 that your outstanding senior convertible notes provide one of your principal sources of liquidity. It appears that this disclosure is focused on your past sources of liquidity. Revise future filings to also discuss your future sources of liquidity.

The Company respectfully advises the Staff that it will revise future filings to also discuss its future sources of liquidity.

* * * * *

Securities and Exchange Commission

December 22, 2008

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 239-8000 with any questions or comments regarding this letter. In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 239-8166, as well as to Donna M. Petkanics and Glenn J. Luinenburg of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

PMC-SIERRA, INC.

/s/ Michael W. Zellner
Michael W. Zellner
Chief Financial Officer

cc:	Donna M. Petkanics, Esq.

Glenn J. Luinenburg, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation